Item 5 of Form F-3 filed with the Securities and Exchange Commission pursuant to the Securities Exchange Act of 1934
INTRODUCTION
CIBC produces quarterly and annual reports, which are submitted to the SEC under Form 6-K and Form 40-F, respectively. These reports are prepared in accordance with Canadian GAAP. SEC regulations require certain additional disclosure to be included in registration statements relating to offerings of securities. This additional disclosure is contained within this document, which should be read in conjunction with CIBC’s Second Quarter 2008 Report, First Quarter 2008 Report, and 2007 Annual Accountability Report; these documents were submitted to the SEC on May 29, 2008, February 28, 2008 and December 10, 2007, respectively.
     When we use the term “CIBC,” “we,” “our,” and “us,” we mean Canadian Imperial Bank of Commerce and its consolidated subsidiaries.

Additional note to the financial statements (unaudited)
RECONCILIATION OF CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES
CIBC’s interim consolidated financial statements are prepared in accordance with Canadian GAAP. Set out below are the more significant differences which would result if United States (U.S.) GAAP were applied in the preparation of the April 30, 2008 interim consolidated financial statements.
     For a full discussion of the relevant accounting differences between Canadian and U.S. GAAP, see Note 28 of the 2007 Annual Accountability Report. This note updates that disclosure for the six-month period ended April 30, 2008.
CONDENSED CONSOLIDATED BALANCE SHEET

$ millions, as at	April 30, 2008			October 31, 2007
	Canadian
	GAAP	Adjustments	U.S. GAAP	Canadian GAAP	Adjustments	U.S. GAAP (1)

ASSETS
Cash and non-interest bearing deposits with banks	$1,142	$—	$1,142	$1,457	$—	$1,457
Interest-bearing deposits with banks	11,950	(512)	11,438	12,290	(443)	11,847
Securities
Trading	54,896	15,633	70,529	58,779	10,903	69,682
Available-for-sale (AFS)	8,616	(1,635)	6,981	17,430	(1,531)	15,899
Designated at fair value	15,585	(15,585)	—	10,291	(10,291)	—
Securities borrowed or purchased under resale agreements	33,170	(175)	32,995	34,020	(400)	33,620
Loans	165,824	(1,331)	164,493	162,654	(403)	162,251
Other
Derivative instruments	23,549	—	23,549	24,075	—	24,075
Customers’ liability under acceptances	8,756	—	8,756	8,024	—	8,024
Land, buildings and equipment	1,922	(13)	1,909	1,978	(10)	1,968
Goodwill	1,916	—	1,916	1,847	—	1,847
Other intangible assets	406	—	406	406	—	406
Other assets	15,331	1,113	16,444	8,927	723	9,650

	$343,063	$(2,505)	$340,558	$342,178	$(1,452)	$340,726

LIABILITIES AND SHAREHOLDERS’ EQUITY
Deposits	$238,203	$(4,681)	$233,522	$231,672	$(2,458)	$229,214
Other
Derivative instruments	26,206	—	26,206	26,688	—	26,688
Acceptances	8,756	—	8,756	8,249	—	8,249
Obligations related to securities sold short	10,285	529	10,814	13,137	418	13,555
Obligations related to securities lent or sold under repurchase agreements	26,530	—	26,530	28,944	—	28,944
Other liabilities	13,588	2,301	15,889	13,728	911	14,639
Subordinated indebtedness	5,359	—	5,359	5,526	—	5,526
Preferred share liabilities	600	(600)	—	600	(600)	—
Non-controlling interests	159	—	159	145	—	145
Shareholders’ equity
Preferred shares	2,331	600	2,931	2,331	600	2,931
Common shares	6,056	(333)	5,723	3,133	(210)	2,923
Treasury shares	8	—	8	4	—	4
Contributed surplus	90	—	90	96	—	96
Retained earnings	5,699	258	5,957	9,017	436	9,453
Accumulated other comprehensive income (loss) — net of taxes
Foreign currency translation adjustments	(833)	(120)	(953)	(1,087)	(100)	(1,187)
Net unrealized gains (losses) on AFS securities	37	(3)	34	(66)	(5)	(71)
Net gains (losses) on cash flow hedges	(11)	—	(11)	61	—	61
Unrecognized pension and post retirement obligations	—	(456)	(456)	—	(444)	(444)

	$343,063	$(2,505)	$340,558	$342,178	$(1,452)	$340,726

(1)	Prior period balances have been restated to conform to the current year presentation

CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS

	2008	2007
$ millions, except share and per share amounts, for the six months ended	April 30	April 30 (1)

Net (loss) income as reported	$(2,567)	$1,577

Net interest income
Joint ventures	(32)	(32)
Preferred share liabilities	16	16
Non-interest income
Leveraged loans held for sale	(104)	—
Joint ventures	(43)	(41)
Trading revenue	(48)	158
Capital repatriation	65	—
Derivative instruments and hedging activities	(124)	81
Revenue on financial instruments designated at fair value and related economic hedges	47	(102)
Equity accounting	13	7
Valuation adjustments	(9)	(4)
Insurance reserves and deferred acquisition costs	(6)	(8)
Non-interest expenses
Joint ventures	55	53
Employee future benefits	9	7
Stock-based compensation	(64)	67
Adjustment related to the application of the effective interest rate method	—	50
Net change in income taxes due to the above noted items	63	(68)

	(162)	184

Net (loss) income based on U.S. GAAP	(2,729)	1,761
Preferred share dividends and premiums	(76)	(105)

Net (loss) income applicable to common shareholders	$(2,805)	$1,656

Weighted-average basic shares outstanding (thousands)	359,512	337,320
Add: stock options potentially exercisable (2)	1,927	3,662

Weighted-average diluted shares outstanding (thousands)	361,439	340,982

(Loss) earnings per share
- Basic	$(7.80)	$4.91
- Diluted	$(7.80)	$4.86

(1)	Prior period balances have been restated to conform to the current year presentation

(2)	For the portion of the awards for which the holder has the option to exercise in cash or shares, it is assumed that 31% of the awards will be exercised for shares.
CONSOLIDATED STATEMENT OF COMPREHENSIVE (LOSS) INCOME

	2008	2007
$ millions, for the six months ended	April 30	April 30

Net (loss) income based on U.S. GAAP	$(2,729)	$1,761

Other comprehensive (loss) income, net of tax
Foreign currency translation adjustments	234	(47)
Net change in AFS securities	105	4
Net change in cash flow hedges	(72)	(25)
Change in additional pension obligation	—	(2)
Change in unrecognized pension and post retirement obligations	(12)	—

Total other comprehensive (loss) income	255	(70)

Comprehensive (loss) income	$(2,474)	$1,691

Changes in significant accounting policies affecting Canadian and U.S. GAAP differences
Accounting for uncertainty in income taxes
Effective November 1, 2007, we adopted Financial Accounting Standards Board (FASB) Interpretation No. 48 “Accounting for Uncertainty in Income Taxes — an interpretation of FASB Statement No. 109” (FIN 48). This interpretation requires that an entity recognize in its financial statements, the impact of a tax position, if that position is more likely than not to be sustained on examination by the taxing authorities, based on the technical merits of the position. Tax benefits resulting from such a position should be measured as the maximum amount that is more likely than not on a cumulative basis to be sustained on examination. FIN 48 also provides guidance on derecognition, classification, interest and penalties on income taxes and accounting in interim periods. The adoption of FIN 48 had no impact on our consolidated financial statements for the six month period ended April 30, 2008 and on our opening retained earnings as at November 1, 2007.
          The amount of total unrecognized tax benefits as of November 1, 2007 was $948 million. There was a net decrease in the unrecognized tax benefits balance of $13 million in the six month period ended April 30, 2008. The entire amount of unrecognized tax benefits, if recognized, would affect the effective tax rate.
          Approximately $700 million of the unrecognized tax benefit as at November 1, 2007 relates to our 2005 Enron-related litigation settlement payments. We have entered into negotiations with Canada Revenue Agency (“CRA”) and are attempting to resolve the matter. Failing that, we are prepared to initiate tax litigation. At this time, it is not possible to determine whether we will settle or litigate the matter within the next 12 months. CRA has until at least March 2010 to confirm our tax filing position or otherwise reassess CIBC. We do not expect any other significant changes in the total amount of unrecognized benefits to occur within the next 12 months. We operate in Canada, the United States, the United Kingdom and other tax jurisdictions. The earliest tax years subject to investigation (for federal purposes) are as follows:

Jurisdiction
Canada	2004
United States	2006
United Kingdom	2006
          We account for interest arrears and penalties in income tax expense, except where the interest is deductible for income tax purposes, in which case it is recognized as interest expense. The total amount of interest and penalties recognized in the consolidated balance sheet as at November 1, 2007 was $88 million. For the six month period ended April 30, 2008, interest and penalties of $8 million were accrued. Substantially all of the accrued interest and penalties relates to our United States leverage leases transactions.
Leveraged leases
Effective November 1, 2007, we adopted FASB Staff Position FAS 13-2, “Accounting for a Change or Projected Change in the Timing of Cash Flows Relating to Income Taxes Generated by a Leveraged Lease Transaction”. The staff position requires that a change in the estimated timing of the cash flows relating to income taxes results in a recalculation of the timing of income recognition from the leveraged lease.
     The adoption of this guidance resulted in a $66 million charge to opening retained earnings as at November 1, 2007. An amount approximating this non-cash charge will be recognized into income over the remaining lease terms using the effective interest rate method. As a result of the coterminous adoption of Canadian Institute of Chartered Accountants Emerging Issues Committee Abstract 46, “Leveraged Leases”, no incremental adjustment was required to our U.S. GAAP reconciliation.

     If new information becomes available in the future causing a change in our assumptions regarding the timing and amount of income tax cash flows, we will be required to recalculate our net investment in the leases and recognize the effect in income.
Written Loan Commitments recorded at fair value through earnings
On November 5, 2007, the SEC issued Staff Accounting Bulletin No. 109, “Written Loan Commitments Recorded at Fair Vale Through Earnings” (SAB 109). This guidance requires an entity to include expected net future cash flows related to the associated servicing of the loan in the measurement of its written loan commitments that are accounted for at fair value through earnings. In addition, internally developed intangible assets should not be included in the fair value of a derivative loan commitment. The impact of the application of SAB 109 on February 1, 2008 was not material to our consolidated financial position and results of operations.
Joint ventures
Investments in joint ventures other than variable interest entities are proportionately consolidated under Canadian GAAP and accounted for using the equity method under U.S. GAAP.
Leveraged loans held for sale
Leveraged loans held for sale are accounted for at lower of cost and market value under U.S. GAAP.
Trading Activities
Trading income comprises net interest income and non-interest income. Net interest income arises from interest and dividends related to trading assets and liabilities other than derivatives, and is reported net of interest expense and income associated with funding these assets and liabilities. Non-interest income includes net gains, for the six month period ended April 30, 2008, of approximately $2 billion, related to trading securities. Non-interest income also includes net losses, for the six month period ended April 30, 2008, of approximately $7.5 billion, related to trading derivatives. Trading income excludes underwriting fees and commissions on securities transactions, which are shown separately in the consolidated statement of operations.

Future accounting changes
We are currently evaluating the impact of adopting the standards listed below:
Accounting for defined benefit pension and other post-retirement plans
In September 2006, the FASB issued Statement of Financial Accounting Standards (SFAS) 158, “Employers’ Accounting for Defined Benefit Pension Plan and Other Post-retirement Plans — an amendment of FASB Statements No. 87, 88, 106 and 132 (R)”. This statement does not change the current or future net income recognition related to post-retirement benefit plans, but requires an entity to recognize the full over-funded or under-funded status of a defined benefit post-retirement plan as an asset or liability in its balance sheet. As a result, the unamortized balances that were previously netted from the funded status are now reported as a component of accumulated other comprehensive income and the concept of an additional minimum liability no longer applies. The statement also requires an entity to measure the funded status of a plan as of the date of its year-end balance sheet. The requirement to recognize the funded status of a defined benefit post-retirement plan was previously applied prospectively as at October 31, 2007. The requirement to measure the plan assets and benefit obligations as of the date of the entity’s year-end balance sheet is effective in fiscal 2009. The net periodic benefit expense expected to be reclassified to income from other comprehensive income for the remaining six month period in fiscal 2008 is $13 million.
Fair Value Measurement
In September 2006, the FASB issued SFAS 157, “Fair Value Measurements” (SFAS 157), which offers enhanced guidance for using fair value to measure assets and liabilities. It provides a single definition of fair value, together with a framework for measuring it, and requires additional disclosure about the use of fair value to measure assets and liabilities. The statement specifies a hierarchy whereby the fair value with the highest priority is a quoted price in an active market. Under the statement, fair value measurements are disclosed by level within that hierarchy. The statement will require the use of bid and ask prices as appropriate, rather than closing prices, for valuing securities. In addition, the statement will require that the “day-1” profits on derivatives fair valued without the benefit of observable market inputs be recognized in income rather than effectively deferred and then recognized on an appropriate basis over the life of the derivative. SFAS 157 is effective beginning November 1, 2008, except with regard to certain non-financial assets and liabilities in which case SFAS 157 is effective beginning November 1, 2009.
Fair value option for financial assets and liabilities
On February 15, 2007, the FASB issued SFAS 159, “The Fair Value Option for Financial Assets and Liabilities” (SFAS 159), which provides an entity the option to report selected financial assets and liabilities at fair value. Under this standard, entities may irrevocably elect to report financial instruments and certain other items at fair value on a contract by contract basis with changes in value reported in earnings. SFAS 159 is effective beginning November 1, 2008.
Offsetting of amounts related to certain contracts
On April 30, 2007, the FASB issued Staff Position FIN 39-1, “Amendment of FASB Interpretation No. 39” (FSP FIN 39-1), which permits an entity to offset fair value amounts recognized for the right to reclaim cash collateral or the obligation to return cash collateral against fair value amounts recognized for derivative instruments executed with the same counterparty under the same master netting arrangement. FSP FIN 39-1 must be applied consistently and is effective November 1, 2008.
Income tax benefits of dividends on share-based payment awards
Emerging Issues Task Force Issue 06-11 “Accounting for Income Tax Benefits of Dividends on Share-Based Payment Awards” (EITF 06-11) applies to the accounting for realized tax benefits on dividend payments related to certain share based payment arrangements which can be treated as a deductible compensation expense for income tax purposes. Under EITF 06-11 a realized tax benefit on dividends or dividend equivalents that are charged to retained earnings and paid to employees for equity-classified non-vested shares, non-vested share units or outstanding share options, should be recognized as an increase in additional paid-in capital (APIC) as those tax benefits are considered excess tax benefits under SFAS 123 (revised 2004), “Share-based Payment”. Furthermore, when an entity’s estimate of forfeitures increases or actual forfeitures exceed the prior estimates, the amount of the tax benefit previously recognized in APIC should be reclassified into the income statement; however, the amount reclassified is limited to the entity’s pool of excess tax benefits on the reclassification date. EITF 06-11 will apply to us effective November 1, 2008.
Accounting for non-controlling interests
In December 2007 the FASB issued SFAS 160 “Noncontrolling Interests in Consolidated Financial Statements, an amendment of ARB No. 51”. Effective November 1, 2009 this standard will require the following retroactive changes in presentation:
•	non-controlling interests will be separately presented in equity, rather than in the mezzanine section of the balance sheet; and

•	consolidated net income will no longer be adjusted for the non-controlling interests, although the amount of consolidated net income attributable to the parent and to non-controlling interests must be clearly identified and presented on the statement of operations and the consolidated net income will be required to be adjusted by the portion attributable to the non-controlling interests for the purposes of calculating earnings per share.
In addition, effective November 1, 2009 this standard will require the following prospective changes in measurement:
•	a loss of control of an entity that results in a deconsolidation will require a remeasurement of the fair value of the retained ownership interest in the entity with the offset recognized in the statement of operations; and

•	a change in the ownership interest in an entity that is controlled both before and after the change will be treated as an equity transaction.